UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 2)*

 SBE, Inc.
(Name of Issuer)

Common Stock, par value $0.00
(Title of Class of Securities)

783873201
(CUSIP Number)

William B. Heye, President, 4550 Norris Canyon Rd.
San Ramon, CA  94583  (510)355-7610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.783873201              SCHEDULE 13D



1.   NAME OF THE REPORTING PERSON
     S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          STEVEN T. NEWBY

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [  ]
     (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*           PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

NUMBER OF         7.  SOLE VOTING POWER
SHARES                302,250 shares
BENEFICIALLY      8.  SHARED VOTING POWER
OWNED BY              -0- shares
EACH              9.  SOLE DISPOSITIVE POWER
REPORTING             302,250 shares
PERSON           10.  SHARED DISPOSITIVE POWER
WITH                  -0- shares

11.  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH
     REPORTING PERSON
     302,250 shares

12.  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                    [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.18%

14.  TYPE OF REPORTING PERSON*
     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The purpose of this filing is to serve as Amendment No. 2 to the Schedule 13D filed by Steven T. Newby with respect to his beneficial ownership of the common stock, $0.00 par value per share (the "Common Stock"), of SBE, Inc. (the "Issuer") on August 12, 1996, as amended by Amendment No. 1 thereto filed on August 29, 1996.


ITEM 1.  Security and Issuer

         SBE, Inc. Common Stock
         Par Value $0.00 per share
         4550 Norris Canyon Road
         San Ramon, California  94583

ITEM 2.  Identity and Background

         A)  Steven T. Newby
         B)  6116 Executive Boulevard, Suite 701
             Rockville, MD  20852
         C)  Broker/Dealer  Newby & Company
             same address as above
         D)  None
         E)  None
         F)  USA

ITEM 3.  Source and Amount of funds or Other Consideration

         Source of all funds - personal.  No funds borrowed

ITEM 4.  Purpose of Transaction

         For investment purposes only.
         No further information in reference to Items 4A-4J.

ITEM 5.  Interest in Securities of the Issuer

         A) Steven T. Newby owns 302,250 shares or 12.18% of
            SBE, Inc. 2,482,000 shares outstanding (03/25/97).
         B) Steven T. Newby has sole voting and sole disposition powers.
         C) All purchases since the last filing have been open market transactions.

             9/05/96  Bought   5,000 shares @ 4.687 $ 23,437.50
             9/10/96  Bought  12,000 shares @ 4.197 $ 50,375.00
             9/11/96  Bought  20,000 shares @ 4.00  $ 80,000.00
             9/16/96  Bought   8,000 shares @ 4.375 $ 35,000.00
             9/24/96  Bought   5,000 shares @ 4.125 $ 20,625.00
             9/30/96  Bought   1,500 shares @ 4.375 $  6,562.50
            10/07/96  Bought   4,000 shares @ 3.875 $ 15,500.00
            10/11/96  Bought   5,000 shares @ 4.00  $ 20,000.00
            10/14/96  Bought   3,000 shares @ 4.00  $ 12,000.00
            10/16/96  Bought   4,000 shares @ 4.00  $ 16,000.00
            10/17/96  Bought   4,000 shares @ 4.00  $ 16,000.00
            10/29/96  Bought   5,000 shares @ 4.125 $ 20,625.00
            11/06/96  Bought   4,000 shares @ 3.875 $ 15,500.00
            11/08/96  Bought   1,500 shares @ 4.00  $  6,000.00
            11/12/96  Bought  11,000 shares @ 3.625 $ 39,875.00
            11/20/96  Bought  29,000 shares @ 3.25  $ 94,250.00
            11/22/96  Bought  15,000 shares @ 3.75  $ 56,250.00
            12/02/96  Bought  12,000 shares @ 4.25  $ 51,000.00
            12/03/96  Bought  60,000 shares @ 3.76  $225,625.00
            12/10/96  Bought   4,000 shares @ 3.625 $ 14,500.00
            12/17/96  Bought   5,000 shares @ 4.00  $ 20,000.00


         D)  Not applicable.
         E)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None

ITEM 7.  Material to be Filed as Exhibits

         None

                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 27, 1997

                                         /S/  STEVEN T. NEWBY
                                              STEVEN T. NEWBY